UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

This Report on Form 6-K contains a press release issued by Equinor ASA on March 21, 2024, entitled " Equinor ASA has filed Annual Report on Form 20-F ".

Equinor ASA has filed Annual Report on Form 20-F

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Equinor ASA announces that on 21 March 2024 it filed with the Securities and Exchange Commission its 2023 Annual Report on Form 20-F that includes audited financial statements for the year ended December 31, 2023.

The Equinor 2023 Annual Report on Form 20-F may be downloaded from Equinor's website at www.equinor.com. References to the Equinor 2023 Annual Report or other documents on Equinor's website are included as an aid to their location and are not incorporated by reference into this release. All SEC filings made available electronically by Equinor may be obtained from the SEC's website at www.sec.gov.

Shareholders may also request a hard copy of the annual report free of charge at www.equinor.com.

Further information:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791 (mobile)

Press
Sissel Rinde, vice president Media Relations,
+47 480 80 212 (mobile)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 22, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer